AGREEMENT made this 18th day of October 1997 by and between NEW
PARADIGM SOFTWARE CORPORATION, a New York Corporation, having its principal place of business located at 630 Third Avenue, New York, NY 10017 (hereinafter referred to as "COMPANY") and MARK A. BLUNDELL residing at 31 Nichols Road, Armonk, NY 10504 (hereinafter referred to as "EXECUTIVE").

WITNESSETH

     WHEREAS, the COMPANY is a public reporting company engaged in the development and marketing of Internet products and services, and

     WHEREAS, the EXECUTIVE is Chief Executive Officer and a Director, and

     WHEREAS, in the opinion of the Board of Directors of COMPANY, the success of the business operations of COMPANY is contingent upon the performance of the EXECUTIVE and in order to ensure and provide for the terms and conditions of EXECUTIVE's employment:

     WHEREAS, pursuant to Section 13 of the EXECUTIVE's agreement with the COMPANY dated July 14, 1993 ("Agreement"), upon the transfer of substantially all of the COMPANY's assets, the COMPANY shall accept the EXECUTIVE's resignation and shall pay the EXECUTIVE certain termination benefits being not less than $414,000 in cash pursuant to paragraph 13 of such contract and certain other benefits (referred to collectively herein as "Termination Benefits");

     WHEREAS, the sale by the Company of the Copernicus Products and its related assets to VIE Systems, Inc. on July 23, 1997 constituted a transfer of substantially all of the COMPANY's assets;

     WHEREAS, the COMPANY is not in a position to pay the Termination Benefits to EXECUTIVE;

     WHEREAS, in the interest of the COMPANY, the EXECUTIVE has agreed to forego the Termination Benefits in return for (i) a loan from the COMPANY in the amount of One Hundred Fourteen Thousand U.S. Dollars
     ($114,000.00 US) at an interest rate of six percent (6%) per annum, subject to setoff for bonuses, future termination payments and stock sales of the EXECUTIVE;

     WHEREAS, the Board of Directors believes it is in the best interest of the COMPANY to enter into this Employment Agreement with the EXECUTIVE;

     NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL COVENANTS
     AND CONDITIONS HEREAFTER SET FORTH, THE PARTIES AGREE AS
     FOLLOWS:

FIRST All prior understandings and/or agreements between the parties are hereby deemed superseded and incorporated into the provisions of this Agreement.

SECOND   The COMPANY does hereby employ, engage and hire the EXECUTIVE as Chief Executive Officer of the COMPANY for a period of three years from the date hereof and such period shall be automatically extended by one year on the third and each subsequent anniversary of the date hereof unless 90 days advance written notice is given by COMPANY to EXECUTIVE or by EXECUTIVE to COMPANY.

THIRD The EXECUTIVE agrees that he will at all times faithfully, industriously and to the best of his ability, experience and talent, perform all of the duties that may be required of and from him pursuant to the expressed and implicit terms hereof.

FOURTH (a) The COMPANY shall pay the EXECUTIVE a minimum base salary of $200,000 per year ("Minimum Base Salary") in equal semi-monthly installments. During the term of this Agreement, EXECUTIVE's base salary shall be reviewed at least annually; the first such review shall be no later than September 30, 1998. Such review shall be conducted by the Board of Directors of the COMPANY, or a committee designated by the Board of Directors, and such Board or committee may increase, but not decrease said salary.

(b) Additionally, EXECUTIVE shall be further entitled to an expense allowance of $4,000 per month. EXECUTIVE further understands and recognizes that he will be responsible for tax on this amount unless he keeps and maintains adequate records of expenses and allowances.

(c) In addition to the foregoing, the COMPANY shall loan the EXECUTIVE One Hundred Fourteen Thousand U.S. Dollars ($114,000.00 US) on the terms set out in Exhibit A, to be repaid by the COMPANY offsetting the EXECUTIVE's bonuses, termination payments and stock sales against the amounts due under such Note.

FIFTH The COMPANY shall pay or reimburse EXECUTIVE for all reasonable travel and other business expenses incurred by EXECUTIVE in performing his obligations under this Employment Agreement. The COMPANY further agrees to furnish EXECUTIVE with a private office and such other assistance and accommodations as shall be suitable to the character of EXECUTIVE's position with the COMPANY and adequate for the performance of his duties hereunder.

SIXTH EXECUTIVE shall receive the use of a company car or a $750.00 per month allowance to be applied by EXECUTIVE as the EXECUTIVE deems appropriate.

SEVENTH COMPANY has granted EXECUTIVE options to purchase shares of the COMPANY's Common Stock at the dates and amounts as shown in Exhibit B.

EIGHTH EXECUTIVE expressly agrees that he will not during the term hereof, be interested directly or indirectly in any form fashion or manner, as a partner, officer, director, stockholder, advisor or executive in any other business similar to the business of COMPANY unless agreed to by COMPANY. Nothing herein contained, shall however, limit the rights of the EXECUTIVE to own up to 5% of the capital stock or other securities of any corporation whose stock or securities are publicly owned or regularly traded on a public exchange or in the over-the-counter market. This paragraph 8, is not intended to restrict EXECUTIVE from profits or revenues resulting from any publications, lectures, tours, or consulting which EXECUTIVE undertakes in his own time or with permission from the COMPANY, provided that such work does not conflict with the interests of the COMPANY.

NINTH EXECUTIVE hereby agrees to be bound by the non-disclosure agreement, a copy of which is annexed hereto and made a part of hereof and marked
Exhibit "C".

TENTH   The payments provided for elsewhere in this Employment Agreement are in addition to any benefits to which EXECUTIVE may be, or may become entitled under any group hospitalization, health, dental care, or sick-leave plan, life or other insurance or death benefit plan, travel or accident insurance, auto allowance or auto lease plan, or executive contingent compensation plan, including, without limitation, capital accumulation and termination pay programs, restricted or stock purchase plan, stock option plan, retirement income or pension plan, or other present or future group executive benefit plan or program of the COMPANY for which key executives are or shall become eligible, and EXECUTIVE shall be eligible to receive during the period of his employment under this Employment Agreement, all benefits and emoluments for which key executives are eligible under every such plan or program to the extent permissible taking to account the relative position of the EXECUTIVE under the general terms and provisions of such plans or programs and in accordance with the provisions thereof.

ELEVENTH (a) In the event of the disability (as hereinafter defined) of EXECUTIVE, the COMPANY shall, continue to pay EXECUTIVE the monthly compensation provided in Section 4 hereof during the period of his disability; provided however, that, in the event the EXECUTIVE is disabled for a continuous period exceeding twelve (12) calendar months, the COMPANY may, at its election, terminate this Employment Agreement, in which event EXECUTIVE shall be entitled to receive the benefits described in paragraph 12(c) and 12(d).

As used in this Employment Agreement, the term "disability" shall mean the inability of EXECUTIVE to perform all or substantially all of his duties under this Employment Agreement as determined by an independent physician selected with the approval of the COMPANY and the EXECUTIVE.

(b) During the period EXECUTIVE shall be entitled to receive payments under paragraph 4, 5, and 6 above, to the extent that he is physically and mentally able to do so, he shall furnish information and assistance to the COMPANY and comply with the provisions of Paragraph 9 hereof.

(c) In the event of the death of EXECUTIVE either during his disability or otherwise during the term of this Agreement, the COMPANY shall pay, or cause to be paid, to EXECUTIVE's designated beneficiary or beneficiaries or legal representative a death benefit of $1,000,000.00 Such death benefit may be payable in one lump cash sum or installments, as determined by the COMPANY, taking into account any request of EXECUTIVE and his beneficiary or beneficiaries. The COMPANY may purchase one or more term or other life or similar insurance policies in amounts to provide for its obligations under this Paragraph 11(c), and if no adverse tax consequences would result to EXECUTIVE and his designated beneficiary or beneficiaries, the ownership of said policy or policies shall be transferred to EXECUTIVE, such transfer to constitute, to the extent of such transfer, compliance with the COMPANY's obligations under this Paragraph 11(c).

TWELFTH (a) The EXECUTIVE's employment shall not be terminated without good cause shown. Dismissal for cause is limited to material, willful and intentional misconduct on the part of the EXECUTIVE. Under no circumstances shall EXECUTIVE be terminated if EXECUTIVE reasonably claims that an act is a breach of his fiduciary responsibilities.

(b) Upon the occurrence of any event described in clauses (i) - (v) below, EXECUTIVE shall have the right to elect to terminate his employment under this Employment Agreement by resignation upon not less than ten (10) days prior written notice, given within a reasonable period of time not to exceed, except in the case of a continuing breach, ninety (90) days after the event giving rises to said right to elect. The events are as follows: (i) the COMPANY's failure to elect or re-elect or to appoint or re-appoint EXECUTIVE to the offices of President, Chief Executive Officer and Director (including the giving of notice pursuant to paragraph 2 hereof); or (ii) material change by the COMPANY in the EXECUTIVE's functions, duties or responsibilities which change would cause EXECUTIVE's position with the COMPANY to become less responsible or important and any such material change shall be deemed a continuing breach of this Employment Agreement; (iii) liquidation, dissolution, consolidation, acquisition or merger of the COMPANY or transfer of all or substantially all of its assets; (iv) if the COMPANY requires EXECUTIVE to work at a facility outside Manhattan or Westchester County, New York, except by mutual agreement; or (v) other breach of this Employment Agreement by the COMPANY.

(c) Upon the occurrence of any event of resignation as in 12(b), the COMPANY shall pay the EXECUTIVE immediately, or in the event of his subsequent death, his beneficiary or beneficiaries, or his estate as the case may be, as severance pay or liquidated damages, or both, for the period described below a sum equal to the total of the highest monthly rate of salary paid to EXECUTIVE at any time under this Agreement, the Expense Allowance set out in Paragraph 4 hereof and the Car Allowance set out in Paragraph 7 hereof. Such payments shall be calculated for a period of twenty-four months.

(d) Upon the occurrence of an event of resignation as in 12(b), any unvested shares under the Executive Stock Option Plan provided by COMPANY pursuant to Exhibit "B" (or any other incentive plan) will become fully vested.


THIRTEENTH In the event of a merger, acquisition or consolidation of the COMPANY with any corporation or a change in the control of the COMPANY, the EXECUTIVE may at any time, but no later than ninety (90) days after consummation of such merger, acquisition, consolidation or change of control, elect to have his employment relationship with the COMPANY terminated, in which event EXECUTIVE shall be entitled to receive the benefits described in Paragraphs 10, 12(c) and 12(d). For purposes of this paragraph, "change of control" shall be deemed to have occurred, without limitation, if and when
(i) any person (as that term is used in Sections 13(d) and 14(d) (2) of the Securities and Exchange Act of 1934), other than a person who at the time of execution of this Agreement is a shareholder of the COMPANY, is or becomes a beneficial owner, directly or indirectly, of securities of the COMPANY representing forty (40%) percent or more of the combined voting power of the COMPANY's then outstanding securities; or (ii) there shall occur a sale of all, or a substantial part, of the assets of the COMPANY. Notwithstanding anything in the foregoing to the contrary, no change in the control of the COMPANY shall be deemed to have occurred for purposes of this Agreement by virtue of any transaction which results in the EXECUTIVE, or a group of persons which includes the EXECUTIVE, acquiring, directly or indirectly, more than forty (40%) percent of the combined voting power of the COMPANY's outstanding securities.

FOURTEENTH   In the event of termination without cause (as herein defined) of the EXECUTIVE during the Employment Period, the EXECUTIVE may elect, within ninety (90) days after such termination, to be paid immediately a lump sum severance allowance, in an amount equivalent to the total of his Minimum Base Salary payments, the Expense Allowance and the Car Allowance for the remainder of the contract or 24 calendar months, which ever is the greater, together with a reasonable estimate of any bonus or incentive payments which would have been paid to EXECUTIVE in this period.

FIFTEENTH It is expressly agreed that COMPANY may apply a proportion of any termination payment under paragraphs 12, 13 or 14 hereof to the repayment of the loan which the COMPANY has extended to EXECUTIVE on the terms set out in Exhibit A.

SIXTEENTH This Employment Agreement contains the total and entire agreement between the parties and shall as of the effective date hereof, supersede any and all other agreements between the parties. The parties acknowledge and agree that neither of them has made any representations that are not specifically set forth herein and each of the parties hereto acknowledge that he or it has relied upon his or its own judgment in entering the same.

SEVENTEENTH The parties hereto do further agree that no waiver or modification of this Employment Agreement or of any covenant, condition or limitation herein contained, shall be valid, unless in writing and duly executed by the party to be charged therewith and that no evidence of any proceedings or litigation between either or the parties arising out of or affecting this agreement or the rights or obligations of any party hereunder shall be valid and binding unless such waiver or modification is in writing, duly executed, and the parties further agree that the provisions of this paragraph may not be waived except as herein set forth.

EIGHTEENTH The parties hereto agree that it is their intention and covenant that this Employment Agreement and the performance hereunder shall be construed in accordance with and under the laws of the State of New York and that the terms hereof may be enforced in any court of competent jurisdiction in any action for specific performance which may be instituted under this Employment Agreement.

NINETEENTH The parties agree that in the event of any dispute arising out of this Employment Agreement, they will submit to the jurisdiction of the New York Supreme Court, New York County.

TWENTIETH All notices required or permitted to be given by either party hereunder shall be in writing and sent by facsimile or mailed by registered mail, return receipt requested or equivalentto the other party addressed as follows:

     If to COMPANY:  The Compensation Committee
                     New Paradigm Software Corp.
                     630 Third Avenue
                     New York, NY 10017 or as amended by COMPANY in written notice to EXECUTIVE.

     If to EXECUTIVE:  Mark Blundell
                       31 Nichols Road
                       Armonk, NY 10504 or as amended by EXECUTIVE in written notice to COMPANY.

Any notice mailed as provided above shall be deemed completed on the date of receipt.

IN WITNESS WHEREOF, the parties have hereunto set their hands and seals the day, month and year first above written.



NEW PARADIGM SOFTWARE CORPORATION



__________________________________
BY:



__________________________________
MARK A. BLUNDELL

31 Nichols Road
Armonk
New York
10504
                                                         October 16, 1997




TO:  BOARD OF NEW PARADIGM SOFTWARE CORPORATION





Dear Sirs:

Re:  Waiver of part of base salary

I hereby agree that I will waive $50,000 per annum of base salary until such time as the company first reports a pre tax profit for a fiscal year which, but for this payment would have exceeded $75,000. At that time, the $50,000 for that year will become immediately due and payable and henceforth regular payments will take place at the full rate.




Very truly yours,




Mark Blundell

EXHIBIT C

CONFIDENTIALITY COVENANT AND NON-COMPETE

     The Undersigned, MARK A. BLUNDELL ("EXECUTIVE"), hereby covenants, warrants and agrees that in consideration of NEW PARADIGM SOFTWARE CORP. ("COMPANY") entering into a contract of employment by and between the undersigned and COMPANY that all information, processes, plans, customer lists, methods of operation and other related information, which information is material to the business of the COMPANY, will be held strictly confidential and only utilized during the course of employment at the COMPANY. The undersigned further is aware that the COMPANY is relying on the within representation in permitting and allowing the undersigning access to information and that said information is considered proprietary and the property of the COMPANY with the further understanding and agreement that in no event will said proprietary information be utilized except with the express written consent of the COMPANY.

     During the course of EXECUTIVE's employment except in furtherance of his duties under the terms and conditions of this contract, the EXECUTIVE further specifically agrees he will not at any time, in any fashion, form or manner, either directly or indirectly, divulge, disclose or communicate to any person, firm, or corporation, in any matter, whatsoever, any information of any kind, nature or description concerning any material matters affecting or relating to the business of the COMPANY, including without limiting the generality of the foregoing, any of its customers, its manner of operations, its plans, processes, programs, or other data of any kind, nature or description without regard to whether any or all of the foregoing matter shall be deemed confidential, material or important, that the parties hereto stipulating that as between them the same are important, material, confidential and gravely affect the effective and successful conduct of the business of the COMPANY and its good will and that any breach of the terms of this paragraph is a material breach thereof, except where the EXECUTIVE shall be acting on behalf of the COMPANY.

     EXECUTIVE specifically understands and agrees that the knowledge of customer activities, information and related matters concerning COMPANY and its customers are proprietary and are deemed the property of COMPANY and that prior to the termination of the within agreement and for a period of one year thereafter, EXECUTIVE understands and agrees that said proprietary information shall not be utilized by EXECUTIVE in connection with the COMPANY's existing customers without COMPANY's consent. In addition thereto, EXECUTIVE recognizes and agrees that should there be any violation of the within covenant that EXECUTIVE consents to the jurisdiction of the New York State Supreme Court, New York County, for any action requesting injunctive relief and damages insofar as COMPANY is concerned should EXECUTIVE violate any part of the within covenant.

     EXECUTIVE further understands and agrees that COMPANY in entering into the within agreement is relying upon EXECUTIVE's representation and warranty that all trade secret and other proprietary information of COMPANY will be kept strictly confidential by EXECUTIVE and not utilized by EXECUTIVE in any manner whatsoever other than on COMPANY's behalf and during the course of EXECUTIVE's employment with COMPANY.




 ____________________
Mark Blundell